AGREEMENT
REGARDING THE EMPIRE MINE

                    This Agreement is made effective as of the ____ day of February, 2008, by and between MACKAY LLC, an Illinois limited liability company (“Mackay”), HONOLULU COPPER CORPORATION, a Utah corporation (“Honolulu”), SULTANA RESOURCES LLC, an Idaho limited liability company (“Sultana”), TRIO GOLD CORP., an Alberta corporation (“Trio”), JOURNEY RESOURCES CORP., a British Columbia corporation, and ZICO LLC, an Idaho limited liability company (“Zico”).

RECITALS:

                    1.      Mackay, Honolulu, Sultana and Trio are parties to that certain litigation in the United States District Court for the District of Idaho entitled Sultana Resources LLC v. Trio Gold Corporation, Case No. 4:06-CV 00265 BLW (“the Litigation”), relating to the parties respective rights and obligations under various agreements relating to those certain mining claims located in portions of Section 1, Township 6 North, Range 23 East, and Sections 35 and 36, Township 7 North, Range 23 East, Alder Creek Mining District, Custer County, Idaho, as set forth on Exhibit A attached hereto, known generally as the Empire Mine (collectively, “the Empire Mine”). The Litigation also includes the consolidated matter of Mackay LLC, et al. v. Trio Gold Corporation, Case No. 06-473-S-BLW, relating to Trio’s possession of certain drill core known as the “Cambior drill core” owned by Mackay and Honolulu.

                    2.      Zico is a lessee of Mackay and Honolulu with respect to the Empire Mine pursuant to an agreement entered into on or about April 24, 2007.

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AGREEMENT REGARDING THE EMPIRE MINE –

                    3.      Trio entered into an agreement with Sultana dated March 17, 2004 with respect to the Empire Mine.

                    4.      Journey entered into an agreement with Trio dated May 29, 2006 with respect to the Empire Mine (the “Trio/Journey Agreement”).

                    5.      Journey entered into a subsequent agreement with Trio dated September 27, 2007 with respect to the Empire Mine.

                    6.      The parties hereto wish to enter into an agreement whereby, subject to the terms and conditions set forth herein: (a) all of the claims asserted by the parties in the Litigation will be dismissed with prejudice, and all of the claims asserted in it will be deemed fully and finally settled; (b) Trio and Journey will release any claim to any interest in the Empire Mine; (c) Zico will purchase the work product of Journey, Trio or their respective consultants relating to the Empire Mine, as more fully detailed herein; (d) Zico will purchase a 100% right, title and interest in and to any patented or unpatented mining claims or leases or mill site claims (the “Other Mining Claims”) located or owned or leased in whole or in part directly or indirectly within 10 miles of the outer boundaries of the Empire Mine by Journey or Trio, or any of their respective directors, officers, employees, agents or consultants, including the mining claims listed in Schedule “B” hereto; and (e) the Cambior drill core owned by Mackay and Honolulu will be returned by Trio and Journey to Mackay and Honolulu at such time as Mackay and Honolulu request.

AGREEMENT

                    WHEREFORE, in consideration of the promises and obligations set forth in this Agreement and the payment of the sum of US$5.00 by each of the parties hereto to each of the other parties hereto, the receipt and sufficiency of which is acknowledged by each of the parties, the parties agree as follows:

                    1.      Zico will pay to Journey at Closing the sum of ONE MILLION CANADIAN DOLLARS (CND$1,000,000), subject to the terms and conditions herein.

                    2.      At Closing, Trio and Journey will cause to be delivered to Zico all of their work product (the “Work Product”) relating to the Empire Mine, including but not limited to, any technical, financial and/or commercial, information and data with respect to the exploration, development, exploitation, operation, performance, cost, know-how, business and process and any other matters relating or connected to the Empire Mine and the related mining leases in the care, possession or control of Journey or Trio, as well as the items set forth herein below:

a.	All digitalized drill logs, including all data regarding location, depth, angle, and geologist interpretation of intercepts;

b.	All physical drill core and reverse circulation drilling material (including Cambior, Journey and Trio material);

c.	All assay results;

d.	All assay certificates;

e.	All metallurgical testing data and reports;

f.	All Techbase data and modeling;

g.	All work product from Dennis Anderson, P.E. or Anderson Resource Associates, Inc.;

h.	All work product from James Golden, P.E. or GoldSpring, Inc.

i.	All Cambior data;

j.	Any drill hole surveys, including each and every legal survey of drill holes;

k.	Any geophysical or geochemical work;

l.	Any aeromagnetic or gravity surveys; and

m.	All electronic copies and all record bearing media containing or disclosing the Work Product or any part thereof, including the foregoing listed items.

3.

Due Diligence – It is a condition precedent to this Agreement that Zico shall have a period of 120 days commencing on the date of the execution of this Agreement to conduct due diligence (“Due Diligence”) on such Work Product. Each of Journey and Zico agree to work in good faith to assist the other in the Due Diligence process. In this regard, the Due Diligence process on the Work Product will be conducted at the offices of Journey where Journey will ensure the attendance of Phil van Angeren, Journey’s “Qualified Person” as that term is defined by NI 43-101 and, such other consultants and personnel of Journey as Zico may reasonably require. Each of Journey and Zico agree to work in good faith to assist the other to complete the Due Diligence process according to the following schedule:

March 10 to 13, 2008 - review of the Work Product in Vancouver with Journey’s Qualified Person(s).

March 14 to 17, 2008 – examination of drill cores, cutting of representative cores and sending for sampling purposes to SGS laboratories or other qualified laboratory as determined by Zico. Journey’s QP must be in attendance in Mackay with the drill logs and assays during the examination of drill cores.

May 1 to 17, 2008 – Receipt and review of assays results. Further review of all material. Should there be discrepancies, further cutting and reassaying of the cores may be required.

May 24 to June 15, 2008 – site visit subject to snow conditions (the drill site must be barren of snow) and availability of consultants.

June 15-20 – final report preparation or earlier, if it is reasonably possible. Each of the parties hereto shall bear their respective costs associated with this Due Diligence process.

                    4.      If, upon completion of the Due Diligence process, Zico determines at its sole and unfettered discretion that the Work Product does not, in whole or in part, meet the standards set forth in National Instrument 43-101 (“NI 43-101”) or the standards and guidelines set forth by the Canadian Institute of Mining, Zico shall so notify each of the other parties hereto and, upon delivery of such notice, this Agreement shall be null and void and without further effect whatsoever. As part of its due diligence, Zico shall have the right to split the Cambior drill core and the Trio-Journey drill core and to have the same assayed. Notwithstanding any other terms or conditions of this Agreement (including any termination of this Agreement for any reason whatsoever), Mackay and Honolulu shall retain all right, title, possession and interest in and to any and all Cambior drill core and data.

                    5.      Each of Journey and Trio represents and warrants to each of Mackay, Honolulu and Zico that the Work Product generated after March 17, 2004 meets the standards set forth in NI 43-101 and the standards and guidelines set forth by the Canadian Institute of Mining and is suitable for calculation of a mineral resource in accordance with NI 43-101 and for mine planning. These representations and warranties shall survive any termination of this Agreement. These representations and warranties shall not survive the termination of this Agreement if Zico determines that the Work

Product does not meet NI 43-101 and the standards and guidelines set forth by the Canadian Institute of Mining.

                    6.      Each of Journey and Trio represents and warrants to each of Mackay, Honolulu and Zico that the Cambior Drill Core has been handled and maintained in accordance with the standards set forth in NI 43-101 for handling and maintaining drill core while in the possession of Journey. These representations and warranties shall survive any termination of this Agreement.

                    7.      Zico shall have the right to contact and receive information and data related to the Empire Mine from any employee, agent or consultant of Journey or Trio, including metallurgical and assays labs or geophysical or geochemical labs or consultants and to use such information and data.

                    8.      Closing shall take place on July 3, 2008 or such other date as the parties may mutually agree at the offices designated by Zico in the City of Toronto, Canada. At Closing, Trio and Journey will cause to be conveyed to Zico a 100% right, title and interest in and to the Work Product and the Other Mining Claims, including all mineral rights.

                    9.      At Closing,:

(a)	Zico shall deliver to Journey a certified cheque or bank draft for the amount set forth in Section 1 herein; and

(b)	Journey shall deliver to Zico:

	(i)	the Work Product; and

	(ii)	duly execute a statutory form of transfer document(s) with respect to the transfer of the Other Mining Claims as set forth in Section 9 herein; and

(c)	each of the parties hereto shall deliver:

	(i)	releases in the form that each of the parties may reasonably request;

(ii)	such other documents as may be required and each of the parties may reasonably request with respect to the termination of proceedings;

(iii)	such other documents as may be required and each of the parties may reasonably request with respect to the release of interests in the Mining Claims and the transfer of the Other Mining Claims.

                    10.      The Parties shall do such acts and shall execute such further documents, conveyances, deeds, assignments, transfers and other instruments, and will cause the doing of such acts and will cause the execution of such further documents as are within its power as any other Party may in writing at any time and from time to time reasonably request be done and or executed, in order to give full effect to the provisions of this Agreement and the Closing Documents. The Parties hereby consent to such registering or recording and agree to co-operate with such other Party to accomplish the same.

                    11.      Prior to Closing, a Party desiring to make a disclosure, statement or press release concerning this Agreement shall first consult with the other Party prior to making such disclosure, statement or press release, and the Parties shall use all reasonable efforts, acting expediently and in good faith, to agree upon a text and release time for such statement or press release which is satisfactory to the Parties or as required by applicable laws.

                    12.      At the time of complete execution of this Agreement, the following Agreements relating to the Empire Mine shall be deemed terminated, and no party shall have any further obligation to any other party thereunder, or any further rights or claims thereunder:

a.	A lease agreement dated December 20, 1999, as amended by an agreement dated July 3, 2004, between Mackay and Sultana (collectively, “the Mackay/Sultana Lease”);

b.	A lease agreement dated March 16, 2000, as amended by an agreement dated July 3, 2004, between Honolulu and Sultana (collectively, “the Honolulu/Sultana Lease”); and

c.	A sublease agreement dated March 17, 2004, as amended by an agreement dated June 30, 2004, between Sultana and Trio (collectively, “the Sultana/Trio Sublease”).

                    13.      Upon payment of the sum due under Section 1 herein, Mackay, Honolulu and Sultana each shall for themselves, their assigns, representatives, affiliates, agents, directors, employees, servants, officers, attorneys, predecessors and successors collectively hereby release, acquit and forever discharge Trio and Journey and their respective officers, directors and employees individually and collectively, jointly and severally, from any and all costs, expenses, claims, counterclaims, contracts, assessments, promises, controversies, obligations, demands, damages, representations, losses, liabilities, actions and causes of actions of whatever kind, nature or name, whether arising in contract or in tort, whether known or unknown, established or contingent, either in law or in equity, arising out of or in any way connected with the Empire Mine or events and transactions which are the subject of the Litigation, and from any and all claims and causes of action alleged or which might have been alleged in the Litigation.

                    14.      Upon payment of the sum due under Section 1 herein, Trio and Journey each shall for themselves, their assigns, representatives, affiliates, agents, directors, employees, servants, officers, attorneys, predecessors and successors collectively hereby release, acquit and forever discharge Mackay, Honolulu, Sultana and Zico and their respective assigns, affiliates, administrators, representatives, officers, directors, agents, servants, consultants, employees, attorneys, lessees, joint venture partners, predecessors, successors and any other person affiliated or associated with such parties individually and collectively, jointly and severally, from any and all costs, expenses, claims, counterclaims, contracts, assessments, promises, controversies, obligations, demands, damages, representations, losses, liabilities, actions and causes of actions of whatever kind, nature or name, whether arising in contract or in tort, whether known or unknown, established or contingent, either in law or in equity, arising out of or in any way connected with the Empire Mine or the Other Mining Claims or for events and transactions which are the subject of the Litigation, and from any and all claims and causes of action alleged or which might have been alleged in the Litigation. Trio and Journey shall expressly disclaim any further interest in the Empire Mine or the Other Mining Claims or in any agreement relating to either.

                    15.      At the time of execution of this Agreement, the parties, through their counsel of record, shall execute and file a stipulation for dismissal of the Litigation with prejudice, with each of the parties bearing their respective costs and attorneys’ fees. All of the claims asserted by the parties in the Litigation will be dismissed with prejudice, and all of the claims asserted in it will be deemed fully and finally settled.

                    16.      It is understood and agreed by the parties to the Litigation that this Agreement is a compromise of disputed claims and that the payments made and other obligations undertaken by this Agreement are not to be construed as admissions of liability or fault on the part of any party.

                    17.      Each of the parties releasing claims hereunder represents, warrants, covenants and indemnifies the parties being released as follows:

                              a.      That it is the sole holder and owner of its respective interest in and to the claims and matters released by it, including the Empire Mine or Other Mining Claims; that no other person or entity has any interest in the claims and matters released by it pursuant to this Agreement; and that it has not assigned, nor will it assign to any person or party, any claim or matter within the scope of the releases contained herein;

                              b.      That it has not, nor will it, individually or with any other person or entity, or in any way, file, make, otherwise commence, aid in any way, prosecute, cause or permit to be prosecuted against any released party any complaint, lawsuit, charge, claim, demand, cause of action, obligation, damage or liability (hereinafter collectively referred to as a “Claim”) which is the subject of the releases provided for in this Agreement, except as strictly and expressly provided herein;

                              c.      That in the event of a breach of the covenants set forth in subparagraph b of this paragraph, it agrees and consents to the dismissal or withdrawal, with prejudice, of any such Claim that has been or may in the future be filed by either or on its behalf. In the event that either files any Claim within the scope of those matters described in subparagraph b above, it shall be liable to the other party or parties against whom the Claim is wrongfully filed and shall indemnify and save each such party harmless from all costs and expenses, including, without limitation, attorneys’ fees incurred by such party or its present, past or future, assigns, affiliates, representatives, administrators, officers, directors, agents, administrators, servants, consultants, employees, attorneys, lessees, joint venture partners, predecessors, successors and any other person affiliated or associated with such parties, if any, in defending or responding to any such Claim, regardless of whether such defense or response is before a local, state, or federal court or administrative agency, and regardless of who might ultimately be deemed to be the prevailing party as to any such Claim;

                              d.      That it has wholly relied upon its own judgment, belief and knowledge of the claims released herein, and that neither has been influenced to any extent whatsoever in entering into this Agreement by any representation or statement made by the other, any person or persons representing the other, or by any attorney or expert employed by the other.

                              e.      That it has carefully read this Agreement, and all of its provisions, has received and accepted the advice of its own independent legal counsel with respect hereto, and has entered into this Agreement freely and voluntarily intending that it and the parties for whom its acts be legally bound hereby;

                              f.      That this Agreement has been duly and validly executed and delivered by it and constitutes the legal, valid and binding obligation of it; and,

                              g.      That each of the covenants and warranties set forth in this paragraph are material terms of this Agreement without which the parties would not have made the promises set forth herein.

                    18.      In any action brought to enforce, construe or seek damages for breach of this Agreement, or to rescind this Agreement, the prevailing party shall be entitled to recover its reasonable attorneys' fees, costs, and expenses of litigation in addition to any other monetary relief or other amount to which it may be entitled.

                    19.      This Agreement shall be governed by and construed in accordance with the laws of the State of Idaho without reference to any of its conflicts of law provisions. Any action brought to enforce, construe or seek damages for breach of this Agreement, or to rescind this Agreement, shall be brought exclusively in the state courts of the State of Idaho or in the United States District Court for the District of Idaho. Each party hereto consents to the personal jurisdiction of such courts for the limited purposes set forth herein.

                    20.      Each party hereto shall bear its own attorneys’ fees and costs arising from the actions of its counsel in connection with the negotiation and preparation of this Agreement and any and all associated documents referred to herein.

                    21.      Any provision of this Agreement, or any portion of any provision, that is deemed to be illegal, unenforceable or both shall be severed from this Agreement, without affecting the validity of the remainder of this Agreement. In such event, all other provisions or parts of provisions of this Agreement shall remain in full force and effect.

                    22.      This Agreement constitutes the final written expression of all of the terms of the settlement of the claims of the parties to the Litigation, and it is the complete and exclusive statement of the terms of such settlement. Each of such parties hereby acknowledges this Agreement shall be binding upon and inure to the benefit of the each party released hereby and its present, past or future, assigns, affiliates, representatives, officers, directors, agents, administrators, servants, consultants, employees, attorneys, lessees, joint venture partners, predecessors, successors and any other person affiliated or associated with such party.

                    23.      This Agreement may be executed in counterpart originals and shall be deemed to be one and the same instrument once each party hereto has executed an original of this Agreement.

                    24.      Following the date of execution of this Agreement, neither Journey nor Trio shall cause, allow or suffer any liens to be recorded against the Empire Mine or the Other Mining Claims to be conveyed by them to Zico hereunder. Both Journey and Trio shall cause any existing liens against the Empire Mine or the Other Mining Claims to be fully released or extinguished by the time of such conveyance caused by or related to Journey and Trio exploration efforts.

EXECUTED AND AGREED TO:

MACKAY LLC

By:	“Rodney Johnson”
Rodney Johnson, its Managing Member

HONOLULU COPPER CORPORATION

By:	“Ross Moody”
Ross Moody, its President

SULTANA RESOURCES LLC

By:	“Lonnie Mollberg”
Lonnie Mollberg, its Managing Member

ZICO LLC

By:	“Stanley Magidson”
Stanley Magidson, its Managing Member

TRIO GOLD CORP.

By:	“Harry Ruskowsky”
Harry Ruskowsky, its President

JOURNEY RESOURCES CORP.

By:	“Jatinder Bal”
Jatinder Bal, its President